Exhibit 99.15

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.   This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws.  Accordingly, subject to certain exceptions, these securities may not be offered or sold in the United States of America, or to the account or benefit of a U.S. person (as defined in Regulation S under the U.S. Securities Act), and this short form prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any of these securities within the United States of America or to, or for the account or benefit of, a U.S. person.  See “Plan of Distribution”.

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the issuer at Suite 600-1199 West Hastings Street, Vancouver, British Columbia, V6C 3T5, telephone (604) 683-8193, and are also available electronically at www.sedar.com.

SHORT FORM PROSPECTUS

New Issue	February 11, 2011

KEEGAN RESOURCES INC.

$185,250,000

24,700,000 Common Shares

This short form prospectus qualifies the distribution (the “Offering”) of 24,700,000 common shares (the “Common Shares”) of Keegan Resources Inc. (“Keegan” or the “Company”) at a price of $7.50 per Common Share (the “Offering Price”), pursuant to an underwriting agreement (the “Underwriting Agreement”) dated January 24, 2011 between the Company and Canaccord Genuity Corp., Clarus Securities Inc., Dundee Securities Corp., CIBC World Markets Inc. and BMO Nesbitt Burns Inc. (together, the “Underwriters”).  The Offering Price was determined by negotiation between Keegan and the Underwriters.  The Company’s common shares are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) and the NYSE AMEX Stock Exchange (the “AMEX”) under the symbol “KGN.”  The closing price of the Common Shares on the TSX and the AMEX on February 10, 2011, the last trading day before the date of this short form prospectus, was $7.63 per share and US$7.69 per share, respectively.

Price: $7.50 per Common Share

	Price to the Public	Underwriters’ Commission(1)	Proceeds to Keegan(2)
Per Common Share	$7.50	$0.3375	$7.1625
Total(3)	$185,250,000	$8,336,250	$176,913,750

(1)
As additional compensation, Keegan has agreed to issue warrants to the Underwriters (the “Underwriters’ Warrants”) on closing of the Offering.  The Underwriters’ Warrants will entitle the Underwriters to purchase that number of Common Shares of Keegan equal to 1% of the total number of Common Shares sold under the Offering, including Over-Allotment Shares (as defined herein), if any, (the “Underwriters’ Shares”), at a price of $7.50 per Underwriters’ Share for a period of 24 months following the date of closing of the Offering (the “Closing Date”).  This short form prospectus qualifies the issuance of the Underwriters’ Warrants to the Underwriters.  See “Plan of Distribution”.

(2)
Before deducting the expenses of the Offering, estimated to be $300,000, which, together with the Underwriters’ commission equal to 4.5% of the gross proceeds from the Offering (the “Underwriters’ Commission”), will be paid by Keegan from the proceeds of the Offering.

(3)
Keegan has also granted the Underwriters an option (the “Over-Allotment Option”), exercisable not later than 30 days after the Closing Date, to purchase up to an additional 3,705,000 Common Shares (the “Over-Allotment Shares”) at the Offering Price solely to cover over-allotments, if any, and for market stabilization purposes.  A purchaser who acquires Over-Allotment Shares issuable on the exercise of the Over-Allotment Option acquires such shares under this short form prospectus, regardless of whether the over-allotment position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.  If the Underwriters exercise the Over-Allotment Option in full, the total number of Common Shares issued under the Offering will be 28,405,000, the total Price to the Public will be $213,037,500, the total Underwriters’ Commission will be $9,586,687.50 and the total net Proceeds to Keegan will be $203,450,812.50, before deducting the expenses of the Offering.  See “Plan of Distribution”.  This short form prospectus qualifies the grant of the Over-Allotment Option and the distribution of the Over-Allotment Shares.

References to “Common Shares” in this short form prospectus shall include the up to 3,705,000 Over-Allotment Shares, as applicable in the context used.

The Underwriters, as principals, conditionally offer the Common Shares, subject to prior sale, if, as and when issued by Keegan and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under “Plan of Distribution” and subject to the approval of certain legal matters on behalf of Keegan by McMillan LLP, Vancouver, British Columbia, and on behalf of the Underwriters by Blake, Cassels & Graydon LLP.

The Underwriters propose to offer the Common Shares at the Offering Price. After the Underwriters have made reasonable efforts to sell all of the Common Shares at the Offering Price, the price may be decreased and further changed from time to time, to an amount not greater than the Offering Price. The compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by the purchasers for the Common Shares is less than the gross proceeds paid by the Underwriters to the Company. See "Plan of Distribution".

The Company has received conditional approval to list the Common Shares, the Over-Allotment Shares and the Underwriters’ Shares on the TSX.  Listing will be subject to the Company fulfilling all of the listing requirements of the TSX on or before April 22, 2011.  The Company has also received approval to list the Common Shares and Over-Allotment Shares on AMEX.

An investment in the Common Shares involves a high degree of risk.  Prospective investors should consider the risk factors described under “Risk Factors” in this short form prospectus and in the Company’s Annual Report on Form 20-F, which can be found on SEDAR at www.sedar.com before purchasing Common Shares.

The following table sets out the number of options or other compensation securities, if any, that have been issued or may be issued by the Company to the Underwriters:
Underwriters’ Position	Maximum Size or Number of Securities Available	Exercise Period or Acquisition Date	Exercise Price or Average Acquisition Price
Over-Allotment Option	3,705,000 Common Shares	Exercisable until 5:00 p.m. (Pacific Time) on the 30th day following the Closing Date	$7.50 per Common Share
Underwriters’ Warrants(1)	247,000 Underwriters’ Shares (284,050 assuming exercise in full of the Over- Allotment Option)	Exercisable for a period of 24 months following the Closing Date	$7.50 per Underwriters’ Share
Total securities under option issuable to Underwriters	3,952,000 common shares (3,989,050 assuming exercise in full of the Over- Allotment Option)	As above	As above

(1)           This short form prospectus qualifies the grant of the Underwriters’ Warrants.  See “Plan of Distribution”.

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice.  Other than in respect of the Common Shares sold to purchasers in the United States and to, or for the account or benefit of, U.S. persons, which will be represented by individual certificates, and other than pursuant to certain exceptions, one or more book entry-only certificates representing the balance of the Common Shares will be issued in registered form to the CDS Clearing and Depository Services Inc. (“CDS”) or its nominee and deposited with CDS on the Closing Date, which is expected to take place on or before February 17, 2011, or such other date as may be agreed upon by the Company and the Underwriters but in any event no later than 42 days following the date of a final receipt for this short form prospectus.  A purchaser of Common Shares (other than a purchaser of Common Shares in the United States, a U.S. person or a purchaser for the account or benefit of a U.S. person) will receive only a customer confirmation from the registered dealer through which the Common Shares are purchased.  Subject to applicable laws and in connection with the Offering, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of Keegan’s common shares at levels other than those which otherwise might prevail on the open market.  Such transactions, if commenced, may be discontinued at any time.  (See “Plan of Distribution”).

ii

Keegan’s head office is located at Suite 600 – 1199 West Hastings Street, Vancouver, British Columbia V6C 3T5 and our registered office is located at Suite 1500 – 1055 West Georgia Street, Vancouver, British Columbia V6E 4N7.

Daniel T. McCoy, a director of the Company, resides outside of Canada.  Although Mr. McCoy has appointed McMillan LLP as his agent to accept service of legal process in each province of Canada in which the Common Shares are to be distributed, it may be difficult or impossible for investors to enforce judgments obtained in Canada against Mr. McCoy because he does not reside there or hold assets there.

iii

GENERAL MATTERS

In this short form prospectus, unless otherwise indicated or the context otherwise requires, the terms “Keegan”, the “Company”, “we”, “us” and “our” are used to refer to Keegan Resources Inc.

Unless otherwise indicated, all dollar amounts in this short form prospectus are expressed in Canadian dollars.

The address of Keegan’s website is www.keeganresources.com.  Information contained on Keegan’s website is not part of this short form prospectus or incorporated by reference herein.  Prospective investors should rely only on the information contained or incorporated by reference in this short form prospectus.  Keegan has not authorized any person to provide different information.

The Common Shares being offered for sale under this short form prospectus may only be sold in those jurisdictions in which offers and sales of the Common Shares are permitted.  This short form prospectus is not an offer to sell or a solicitation of an offer to buy the Common Shares in any jurisdiction where it is unlawful.  The information contained in this short form prospectus is accurate only as of the date of this short form prospectus, regardless of the time of delivery of this short form prospectus or of any sale of the Common Shares.

All currency amounts in this short form prospectus are in Canadian dollars unless otherwise indicated.  On February 10, 2011, CDN$1.00 was equivalent to US$1.0045 as reported by the Bank of Canada.

FORWARD-LOOKING STATEMENTS

This short form prospectus, including the documents incorporated by reference, contain forward-looking statements and forward-looking information (collectively referred to as “forward-looking statements”) which may not be based on historical fact, including without limitation statements regarding the Company’s expectations in respect of its future financial position, business strategy, future production, reserve potential, exploration drilling, exploitation activities, events or developments that the Company expects to take place in the future, projected costs and plans and objectives.  Often, but not always, forward-looking statements can be identified by the use of the words “believes”, “may”, “plan”, “will”, “estimate”, “scheduled”, “continue”, “anticipates”, “intends”, “expects”, and similar expressions.

Such statements reflect the Company’s current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies.  Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others that:

●
Keegan’s properties are not known to host any ore reserves nor known to contain any economic ore body.  Mineral resources disclosed by Keegan for the Esaase Property are estimates only and the estimating of mineral resources is a subjective process, the accuracy of which is a function of the quantity and quality of available data, the assumptions made and judgment used in the engineering and geological interpretation, which may prove unreliable, and may be subject to revision;

●	Keegan may not be able to raise additional financing required in order to develop its properties;

●	Keegan has never earned any net income and it may never achieve profitability or pay dividends;

●	Keegan may not be able to continue on a going concern basis, as assumed in the consolidated financial statements;

●
the fluctuation of metal prices and currency rates and other macroeconomic events may have adverse consequences and may result in Keegan not being able to raise the additional financing required to fund its planned activities, including the development of the Esaase Property;

●
changes in government regulations, compliance with environmental requirements and the presence of unknown environmental hazards on Keegan’s mineral properties may result in significant unanticipated compliance and reclamation costs; and

●
other risks detailed from time-to-time in the Company’s quarterly filings, annual information forms, annual reports and annual filings with securities regulators and those which are discussed under the heading “Risk Factors”.

These factors should be considered carefully and readers are cautioned not to place undue reliance on the forward-looking statements.  Readers are cautioned that the foregoing list of risk factors is not exhaustive and it is recommended that prospective investors consult the more complete discussion of risks and uncertainties facing the Company included in this short form prospectus and the documents incorporated by reference.  See “Risk Factors” for a more detailed discussion of these risks.

Key assumptions upon which the Company’s forward-looking statements are based include the following:

●	that the price of gold will not fall significantly nor for a lengthy period;

●	that future interest rates, exchange rates and project capital and operating cost assumptions in the financial analysis in the Esaase Report (defined below) remain materially accurate;

●	that the Company is able to secure additional financing to continue its exploration, pre-development and development activities;

●	that no significant impediments develop in respect of the Company’s ability to comply with environmental, safety and other regulatory requirements;

●
that there will be a successful conclusion to the negotiations for Ghanaian government participation in the Esaase Property and that the Company will be able to obtain government regulatory approvals (including licenses and permits) in a timely manner;

●
that there will be no material adverse effects on the company arising out of the current Ghanaian lawsuit, or from local political instability or opposition to a mine, natural disasters, equipment failures or adverse changes in government legislation especially to laws that pertain to ownership, government participation and the right to mine; and

●	that key personnel will continue their employment with the Company.

Such forward-looking statements are included, among other places, in this short form prospectus under the headings “The Company”, “Use of Proceeds”, “Risk Factors” and in the Company’s Annual Report on Form 20-F (filed June 29, 2010 at www.sedar.com) under the heading “Information on the Company” and in the Company’s Management’s Discussion and Analysis for the six months ended September 30, 2010 (filed November 12, 2010 at www.sedar.com), each of such documents being incorporated by reference in this short form prospectus.

Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on the information available to it on the date such statements were made, no assurances can be given as to future results, approvals or achievements.  The forward-looking statements contained in this short form prospectus and the documents incorporated by reference herein are expressly qualified by this cautionary statement.  The Company disclaims any duty to update any of the forward-looking statements after the date of this short form prospectus to conform such statements to actual results or to changes in the Company’s expectations except as otherwise required by applicable law.

CAUTIONARY NOTE TO U.S. READERS REGARDING RESOURCE ESTIMATES

This document is not a securities registration statement under the federal laws or the laws of any State of the United States.  The disclosure in this short form prospectus, including the documents incorporated by reference herein, uses terms that comply with reporting standards in Canada and certain estimates are made in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”).  NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this short form prospectus have been prepared in accordance with NI 43-101.  These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission (the “SEC”).  As a result, the resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies.

This short form prospectus, including the documents incorporated by reference herein, uses the terms “indicated mineral resources” and “inferred mineral resources” to comply with the reporting standards in Canada.  We advise prospective United States investors that while those terms are recognized and required by Canadian regulations under NI 43-101, the SEC does not recognize them.  United States investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves.  These terms have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.

In addition, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist.  In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies.  It cannot be assumed that all or any part of “inferred mineral resources” will ever be upgraded to a higher category.  United States investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

For the above reasons, information contained in this short form prospectus and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

CAUTIONARY NOTE TO U.S. READERS REGARDING DIFFERENCES BETWEEN U.S. AND CANADIAN REPORTING PRACTICES

Keegan prepares its financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ from U.S. generally accepted accounting principles (“U.S. GAAP”).  Therefore, Keegan’s financial statements incorporated by reference in this short form prospectus and in the documents incorporated by reference in this short form prospectus may not be comparable to financial statements prepared in accordance with U.S. GAAP.  Prospective U.S. investors should refer to Note 15 entitled – “United States Generally Accepted Accounting Principles” in Keegan’s audited financial statements for the years ended March 31, 2010 and 2009, which financial statements are incorporated by reference into this short form prospectus, for a discussion of the principal differences between Keegan’s financial results determined under Canadian GAAP and under U.S. GAAP.  See “Documents Incorporated by Reference”.

Abbreviations

List of Abbreviations
Au	gold	m	metres
g/t	grams per tonne	MIK	Multiple Indicator Kriging
km	kilometres	NSR	net smelter return
k	thousand	oz	ounces
km2	square kilometres	RC	reverse circulation
kWh/t	kilowatt-hour per tonne	U.S.	United States (of America)
M	million	t	tonnes

DOCUMENTS INCORPORATED BY REFERENCE

The following documents filed with the securities commissions or similar regulatory authorities in each of the Provinces of Canada, other than Québec, are specifically incorporated by reference into, and form an integral part of, this short form prospectus:

●	management’s discussion and analysis of financial condition and operations for the six months ended September 30, 2010 and 2009;

●	the information circular of Keegan dated August 24, 2010 distributed in connection with the annual and special general meeting of shareholders of Keegan held on September 30, 2010;

●
the unaudited comparative interim consolidated financial statements and the notes thereto for the three months and six months ended September 30, 2010 and 2009, except for the notice provided under subparagraph 4.3(3)(a) of National Instrument 51-102 Continuous Disclosure Obligations;

●	the material change report dated April 16, 2010 announcing the appointment of Maurice Tagami as President and Chief Executive Officer of Keegan;

●	annual report on Form 20-F for the year ended March 31, 2010, dated June 25, 2010 (filed as the Company’s current annual information form);

●	the consolidated financial statements and the notes thereto for the financial years ended March 31, 2010 and 2009, together with the auditors’ report thereon; and

●	Management’s discussion and analysis of financial condition and operations for the financial years ended March 31, 2010 and 2009.

Material change reports (other than confidential reports), business acquisition reports, interim financial statements and all other documents of the type required by National Instrument 44-101 – Short Form Prospectus Distributions to be incorporated by reference in a short form prospectus, filed by the Company with a securities commission or similar regulatory authority in Canada after the date of this short form prospectus and before completion or withdrawal of this Offering, will be deemed to be incorporated by reference into this short form prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for the purposes of this short form prospectus to the extent that a statement contained in this short form prospectus or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded will not constitute a part of this short form prospectus, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such a modifying or superseding statement will not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Copies of documents incorporated herein by reference may be obtained upon request without charge from the Corporate Secretary of Keegan at Suite 600-1199 West Hastings Street, Vancouver, British Columbia, V6C 3T5.  These documents are also available through the Internet on SEDAR which can be accessed at www.sedar.com.

THE COMPANY

The Company was incorporated (under the name “Quicksilver Ventures Inc.”) on September 23, 1999 under the laws of the Province of British Columbia, Canada.  The Company continues to be governed by the Business Corporations Act (British Columbia).  The Company’s head office and principal place of business is located at Suite 600-1199 West Hastings Street Vancouver, British Columbia, V6C 3T5.  The Company’s registered and records office is located at 1500 - 1055 West Georgia Street, P.O. Box 11117, Vancouver, British Columbia, V6E 4N7.

Keegan has two active subsidiaries, Keegan Resources (Ghana) Limited (“Keegan Ghana”) currently 100% owned and incorporated under the laws of Ghana and 100% owned Universal Mineral Services Ltd. (“UMS”), incorporated under the laws of the Province of British Columbia, Canada.  Keegan Ghana owns and operates the Company’s mineral properties and UMS holds the lease to the Company’s Vancouver premises and allocates premises costs and other shared costs, such as reception, office equipment and support personnel to other companies which share office spaces with Keegan.  Under the laws of Ghana, the Ghanaian government is entitled to a 10% share of local foreign-owned mining companies, and Keegan is currently in the process of negotiating the transfer of this 10% interest to the Ghanaian government.

Overview of Business

Keegan is a junior gold exploration company, focusing on exploration of gold projects in Ghana, West Africa.  Currently the Company has one material property: the Esaase Property, located in southwest Ghana, which is located approximately 35 km southwest of the regional capital of Kumasi.  The Esaase Property consists of the adjoining Esaase and Jeni River mining leases and the smaller Mpatoam and Mepom exploration concessions.  The Company also owns the Asumura Property in Ghana, located 65 km south of Newmont’s Ahafo mine. The Company does not consider the Asumura Property to be material at this time.

Keegan has been systematically diamond drilling the Esaase Property since a trench that was dug in 2006 revealed gold mineralization grading just over 1 g/t over a 155 metre length. Although the Esaase Property has not been determined to have any proven or probable gold reserves, Keegan’s technical work to date based on approximately 770 diamond drill holes (190,000 metres), has resulted in an estimated indicated mineral resource of approximately 3.23 million ounces of gold (“Moz”) at an average grade of 1.2 g/t Au at a 0.4 g/t Au cut-off and 1.68 Moz in an inferred category at an average grade of 1.0 g/t Au at a 0.4 g/t Au cut-off.  The economic viability of this resource has not been determined but its potential economics are further discussed below.

Esaase Property

Unless stated otherwise, information of a technical or scientific nature related to the Esaase Property contained in this short form prospectus is summarized or extracted from the Esaase Technical Report entitled “Esaase Gold Deposit Resource Estimation Update Incorporating the May 2010 Preliminary Economic Assessment” dated December 16, 2010, and amended February 4, 2011 (the “Esaase Report”), prepared by Brian Wolfe, MAusIMM, Christopher Waller, MAusIMM and Harry Warries, MAusIMM and filed on Keegan’s profile on SEDAR at www.sedar.com.  All of the authors of the Esaase Report are independent of Keegan.

The Esaase Property is located in southwest Ghana, West Africa.  It is located in the Amansi East District, in the Ashanti Region, approximately 35 km southwest of the regional capital Kumasi (see Figure 1).

Figure 1: Location of Esaase Property

Source:  Esaase Report

The Esaase Property consists of the adjoining mining concessions, named the Esaase Concession and Jeni River Concession and the smaller Mpatoam and Mepom exploration concessions.  The Esaase Concession is approximately 10 km in a north east direction by 3 km in a northwest direction covering 28.77 km2.  The centre of the Esaase Concession is located at 1º 53’ west, 6º 34’ north.  The Jeni River Concession is approximately 10 km in an east west direction and 5 km in a north south direction.  The centre of the Jeni River Concession is located at 1º 98’ west 6º 52’ north and covers an area of 45.54 km2.  The Mpatoam Concession is approximately 14 km in a north east direction by 0.8 km in a north west direction covering 8.68 km2.  The centre of the Mpatoam Concession is located at 1º 57’ west, 6º 33’ north.  The Mepom Concession is approximately 4 km in a north east direction by 0.8 km in a north west direction covering 2.69 km2.  The centre of the Mepom Concession is located at 1º56’ west, 6º 33’ north.  The boundaries of the concessions have not been legally surveyed, but are described by latitude and longitude via decree (see Figure 2).

Figure 2:  Esaase Gold Project Licence Boundaries

Amankwa
Aboabo
Tetekaaso
Esaase Concession
Menkyia
Esaase
Ahwerewa
Mpatoam Concession
Mepom Concession
Tetrem
Mpatoam
Adobewora
Anlamoa
Bonteso
Jeni River Concession
Gyeninso
Legend
Boundary of December 2010 Resource
Concession Boundaries
Community Outlines
Forest Reserve Boundary
Previous Alluvial Mining (Pre-Keegan)
Roads
0 0.5 1 2 3 4
Kilometers
N

Source:  Esaase Report

Mining leases for the Esaase Concession and the Jeni River Concession have been granted to Keegan by the Ministry of Mines and Energy.  The government has the right under Ghanaian mining laws to receive a 10% carried interest in all mining leases within Ghana, which interest can be granted by issuing the Government of Ghana 10% of the shares of the corporation which holds the property (in the Company’s case, 10% of the shares of its subsidiary, Keegan Ghana). Keegan is currently in the process of negotiating the terms of this 10% issuance with the Government of Ghana. The mining lease is also subject to a 0.5% royalty payable to the Bonte Liquidation Committee (set up by the Ghana Government) and a 5.0% royalty payable to the Government of Ghana. The surface rights on the Esaase Property are owned by the Ashanti stool (a local ethnic group), and at the production stage the Manso-Nkwanta Paramounty stool may apply for the right for compensation.  The amount of the compensation is subject to the approval of the Minister of Mines in consultation with the Land Valuation Board.

The Mepom Concession was purchased from a private Ghanaian company, Mepom Mining Company, and transferred to Keegan on June 29, 2009.  The Mpatoam Concession is a new concession created at the request of Keegan, and granted on November 30, 2009.  Both concessions are covered by prospecting licenses.

The Esaase Concession and Jeni River Concession leases are classified as mining permits, which allow the Company to carry out mining provided certain conditions and fee payments are maintained with the Ministry of Mines and Energy.  The Esaase Jeni River Concession lease was granted in 1990 to Jeni River Development Company Limited and the Esaase Concession lease was granted to Bonte Gold Mining in 1990.  Both the Esaase Concession and the Jeni River Concession leases are valid until September 4, 2020.  Both Jeni River Development Company Limited and Bonte Gold Mining went into bankruptcy in 2002.

Mineral Resource Estimates

Indicated and inferred resources were estimated in accordance with NI 43-101 on the Esaase Property in the Esaase Report and are summarized in Table 1 and Table 2 below.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Table 1:  Esaase Property Indicated Resources - As of December 2010

Cautionary Note to U.S. Investors Concerning Estimates of Indicated Resources.  The table below uses the term “indicated resources”.  We advise U.S. investors that while this term is recognized and, in certain circumstances, required by Canadian securities regulations (under NI 43-101, as adopted by the Canadian Securities Administrators), it is not recognized by the SEC.  The estimation of “indicated resources” involves greater uncertainty as to their economic feasibility than the estimation of proven and probable reserves.  U.S. investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves.

Lower Cutoff Grade (g/t Au)	Tonnes (Mt)	Average Grade (g/t Au)	Ounces (Mozs)
0.3	99.60	1.1	3.390
0.4	84.85	1.2	3.230
0.5	71.62	1.3	3.040
0.6	60.37	1.5	2.850
0.7	51.16	1.6	2.660
0.8	43.39	1.8	2.480
0.9	37.11	1.9	2.310
1.0	31.99	2.1	2.150
Note:  Appropriate rounding has been applied.

Table 2:  Esaase Property Inferred Resources

Cautionary Note to U.S. Investors Concerning Estimates of Inferred Resources.  The table below uses the term “inferred resources”.  We advise U.S. investors that while this term is recognized and, in certain circumstances, required by Canadian securities regulations (under NI 43-101, as adopted by the Canadian Securities Administrators), it is not recognized by the SEC.  The estimation of “inferred resources” involves greater uncertainty as to their economic feasibility than the estimation of proven and probable reserves.  U.S. investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves.

Lower Cutoff Grade (g/t Au)	Tonnes (Mt)	Average Grade (g/t Au)	Ounces (Mozs)
0.3	57.71	1.0	1.770
0.4	50.07	1.0	1.680
0.5	41.46	1.2	1.560
0.6	34.10	1.3	1.430
0.7	28.15	1.4	1.310
0.8	23.26	1.6	1.190
0.9	19.27	1.7	1.080
1.0	16.28	1.9	0.990
Note:  Appropriate rounding has been applied.

The above estimates were classified as indicated or inferred resources based on the confidence levels of the key criteria that were considered during the resource estimation, including drilling techniques, logging, drill sample recovery, sub-sampling techniques and sample preparation, quality of assay data, verification of sampling, assaying, location of sampling points, data density and drillhole distribution, drillhole database integrity, geological interpretation, rock dry bulk density, estimation and modelling techniques, and mining factors or assumptions. These estimates and assumptions are detailed in the Esaase Report.

Esaase Property - Potential Economic Considerations

The Esaase Report provides a high level economic analysis of the Esaase Property based on a previously disclosed Preliminary Economic Assessment which was done by the same authors in May 2010 when the estimated resource was somewhat smaller.  The analysis uses a base case Indicated Mineral Resource of 2.28 Moz (58.0 Mt grading 1.2 g/t gold at a cut-off grade of 0.4 g/t) and an Inferred Mineral Resource of 1.65 Moz (41.7 Mt grading 1.2 g/t gold at the same cut-off grade).  Based on estimated capital cost of approximately $344 million and a gold price of US$850 per oz, the analysis suggests that a 5 to 6 Mtpa mine could recover some 1.98 Moz at a waste to ore strip ratio of 3.5:1 over a 10-year mine life (198,000 ozs per year).

The preliminary economic analysis of the Esaase Property is summarized in Tables 3 and 4 below. These tables are based on the previous resource estimate from 2009 and have not been updated to reflect the increased resource estimate per the Esaase Report as the increase was not deemed sufficiently material to warrant a change in what is intended to be a very high level analysis.  Any such analysis would consider the increases in the resource and take into account the larger capital costs (initial and sustaining) which would likely result from mining a larger resource.  The Company has engaged independent technical experts to prepare a preliminary feasibility study on the Esaase Property for expected delivery to Keegan in mid-2011.  The preliminary economic assessment is preliminary in nature, it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary economic assessment will be realized.

Table 3:  Esaase Property – Potential Production Summary

		Basis of Estimate	Unit
Mining Schedule	Primary material mined	33.7	Mt
	Oxide material mined	16.8	Mt
	Waste mined	178.6	Mt
	Total Material Mined	229.1	Mt
	Total Mill Feed Processed	50.5	Mt
	Contained Gold	2,105	koz Au
	Recovered Gold	1,982	koz Au
	Average Strip Ratio	3.5	(w : o)
	Average Gold Grade	1.30	g/t
	Average Gold Recovery	94.0%
	Average Annual Plant Throughput	5.04	Mtpa
	Average Annual Gold Production	198	koz/y
Source:  Esaase Report

Table 4:  Esaase Property Potential Production – Selected Financial Measures Summary

Mine life		10	Years
Revenue from Gold		1,684	US$ M
Direct cash cost (operating cost only)		452	US$/oz Au
Total cash cost (including royalties, refining)		486	US$/oz Au
Capital expenditure (excl working capital)		344	US$ M
Initial capital investment		326	US$ M
Plant and equipment salvage		20	US$ M
Pre-Tax Economics	Free cash-flow after cost allocation (undiscounted) Internal rate of return (IRR) Project NPV (discounted at 5.0%) Payback period	397 19.5 221 3.33	US$ M % US$ M Years
After-Tax Economics	Free cash-flow after cost allocation (undiscounted) Internal rate of return (IRR) Project NPV (discounted at 5.0%) Payback period	312 17.2 168 3.34	US$ M % US$ M years
Source:  Esaase Report

The above economic analysis is not based on detailed engineering work and is a high level assessment only. The Esaase Property economic analysis will be further refined as part of the pre-feasibility study which is currently underway and which will provide greater certainty about the cost inputs but which will still use estimates with an accuracy of ± 20-30%.

Esaase Lawsuit

On July 14, 2008, Sametro Company Limited (“Sametro”) issued a Writ of Summons against Keegan Ghana and the Ghana Minerals Commission in the High Court of Ghana, seeking an order setting aside the Deed of Assignment of the Esaase Concession on the grounds of fraud, a declaration that the Esaase Concession is the property of Sametro, an order for perpetual injunction directed at Keegan Ghana and the Ghana Minerals Commission from interfering with Sametro’s rights to the Esaase Concession, an order directed at the Ghana Minerals Commission to expunge from their records the Deed of Assignment which granted Keegan Ghana its ownership of the Esaase Concession plus (unspecified) damages and costs.

Sametro’s basic claim is that the individual who purported to handle the Deed of Assignment, Mr. Ekow Amua-Sekyi, was either not authorized to do so by Sametro and/or that he provided a deed to Keegan Ghana and the Ghana Minerals Commission which was not in fact signed, as it was purported to be, by the Managing Director of Sametro, Mr. Samuel Gordon Etroo.  One allegation is that Mr. Amua-Sekyi, who presented the document to Keegan Ghana, actually forged the signature of Mr. Etroo on the Deed of Assignment and his signature is a fraud.  In a separate action Sametro is suing Mr. Amua-Sekyi and making similar allegations.

It is the legal position of Keegan Ghana that Mr. Amua-Sekyi was at all material times a director and agent of Sametro in the transactions between Sametro and Keegan Ghana, and that Keegan Ghana acted in good faith without any notice of irregularity.  Keegan Ghana notes that other directors of Sametro executed documents ratifying the underlying Option Agreement from which the Deed of Assignment was derived.  Sametro in its pleadings conceded that Sametro ratified the Option Agreement and also took consequential actions in pursuance thereof.

Keegan Ghana will in part rely upon sections 139-142 of the Ghana Companies Code, 1963 (Act 179) which confers statutory protection on innocent third parties from any fraud by directors, officers, servants and agents of corporate bodies in Ghana.  Section 143 of the Ghana Companies Code specifically provides that: “Where in accordance with Sections 139-142 of this Code a company would be liable for the acts of any officer or agent, the company shall be liable notwithstanding that the officer or agent has acted fraudulently or forged a document purporting to be sealed by, or signed on behalf of, the company”.

Keegan Ghana believes that Sametro’s claims are without merit and will vigorously defend its interests in the Esaase Concession.  Based on a legal analysis of the facts and law by its Ghana counsel, the Company is confident in its legal position; however, there can never be certainty in regards to the outcome of lawsuits as the trial process involves judicial assessment of witnesses, documents and other matters that can influence the outcome and which cannot be fully evaluated in advance.

Sametro filed a motion in early 2009 seeking to have its application to have an interim injunction heard by the Court to prevent the Company from conducting exploration on the Esaase Property pending the trial of the substantive issues. Keegan's counsel has expressed its view that the injunction request would be denied on the basis that: (a) Keegan at all times enjoyed a contractual right to access the property and this right should not be affected by the litigation which is in respect of other disputed matters, and (b) the balance of convenience greatly favours Keegan as there is no ongoing exploitation of the resource so the plaintiff is not at any economic risk by Keegan's activities. The injunction application was postponed in May, 2009 and again in October, 2009 on account of procedural reasons.  There have been no material changes to the status of the litigation since late 2009 except that Sametro made procedural filings with the court to indicate its active prosecution of its case was suspended in light of on-going settlement discussions. There can be no assurance that these discussions will lead to a satisfactory settlement or any settlement at all. In the event (which Keegan believes to be remote) that Keegan Ghana were to lose its interest in the Esaase Property Keegan would have to redeploy its available funds to another as yet undetermined project.  The redeployment of funds in this manner could result in a substantial loss to shareholders (See “Risk Factors”).

Asumura Property

The Asumura Property is located in the southwestern part of Ghana, West Africa, and is divided into two parts by the Bia River.  The western part of the Asumura Property is within the western region of Ghana in the Juabesco Bia district and the eastern part is in the Brong Ahafo region of Ghana (See Figure 1).  The Asumura Property is without known resources or reserves and Keegan is currently undertaking non material exploratory work on the property.

Keegan has an undivided 100% interest in the Asumura Property subject to a 3.5% NSR royalty to GTE Ventures Ltd., 50% of which may be purchased for US$2,000,000 and the remaining 50% may be purchased for an additional US$4,000,000.  The Ghanaian government is also entitled to claim a 5% royalty after the Asumura Property is converted to a mining license.  In addition, the Government of Ghana is entitled to the same 10% carried interest described above for the Esaase Property.

Recent Developments

Since the date of the last short form prospectus filed by Keegan on December 3, 2009 until December 31, 2010, Keegan spent approximately $18 million on exploration on the Esaase Property, consisting primarily of drilling ($9 million), assays and other exploration support costs ($6 million), and $3 million on geology, technical studies, health and safety, environment, and the community.  A further approximately $4 million was spent on corporate general and administrative expenses, and $1 million on administration in Ghana.  An amount of $1 million was spent by Keegan on prospecting the Asumura Property, including exploration auger drilling, assaying and management supervision.

As further discussed in “Use of Proceeds”, Keegan initiated an Esaase pre-feasibility study in 2010 after completion of the positive preliminary economic assessment in May, 2010. A pre-feasibility study can allow ore reserves to be declared by a company if it is positive. Keegan’s pre-feasibility work was interrupted as a consequence of ongoing in-fill and periphery drilling activities within the known periphery of the previously disclosed resource (March 2009) which resulted in an increase in the resource size.  The additional drilling was incorporated into the updated resource estimate for the Esaase Property which was completed in December 2010.

Reconciliation of Use of Proceeds from May 2009 Offering

In May 2009, the Company undertook an offering of $19.2 million (including the exercise of an over-allotment option) of common shares.  The following table sets out a comparison of how the Company used the proceeds during the 12 months following the closing date in May, an explanation of variances and the impact of variances on the ability of the Company to achieve its business objectives and milestones.

Intended Use of Proceeds of May 2009 Offering		Actual Use of Proceeds from May 2009 Offering to Date and Explanation of Variance and impact on business objectives
Esaase Property: Pre-feasibility study	$2 million	Esaase Property: Pre-feasibility study	$2 million
Phase 1 Exploration	$4.8 million	Phase 1 Exploration	$4.8 million
Phase 2 Exploration	$4.6 million	Phase 2 Exploration	$4.6 million
Asumura Property: Exploration drilling, assaying, management, operations and labour	$1 million	Asumura Property: Exploration drilling, assaying, management, operations and labour	$1 million
Explanation of variances and the impact of variances on the ability of the Company to achieve its business objectives and milestones
The proceeds from the May 2009 offering were
intended to be spent over a 12 month period and were
inclusive of a phase 1 and a phase 2 exploration
program and the initial stages of a pre-feasibility study
on the Esaase Property.  Within 6 months of that
offering, the Company completed a further offering
(described below) which expanded both the phase 1
and phase 2 exploration programs and added a final
feasibility study.  As at the date of this prospectus, all
intended work under the May 2009 offering has been
completed with the exception of the pre-feasibility
study, which is still in progress.

Reconciliation of Use of Proceeds from December 2009 Offering

In December 2009, the Company undertook an offering of $41.4 million (including the exercise of an over-allotment option) of Common Shares.  The following table sets out a comparison of how the Company used the proceeds during the 12 months following the closing date in December, an explanation of variances and the impact of variances on the ability of the Company to achieve its business objectives and milestones.

Intended Use of Proceeds of December 2009 Offering(1)		Actual Use of Proceeds from December 2009 Offering to Date and Explanation of Variance and impact on business objectives
Esaase Property: Drilling, including exploration and support of project development studies and assays	$21 million	Esaase Property: Actual drilling, including exploration and support of project development studies and assays	$15 million
Engineering, technical and sustainable
development studies and programs,
preliminary assessment and project
development studies including, if
warranted, an advanced scoping study,
pre-feasibility study or final feasibility
study
	$16 million	Actual engineering, technical and sustainable development studies and programs, preliminary assessment and project development studies	$3 million
Corporate development including potential land acquisitions, corporate outreach and overheads, legal and regulatory costs and working capital	$10 million
Actual corporate development including
potential land acquisitions, corporate
outreach and overheads, legal and
regulatory costs and working capital

Asumura Property
Actual drilling, including exploration
support costs
$5 million $1 million
Explanation of variances and the impact of variances on the ability of the Company to achieve its business objectives and milestones
The proceeds from the December 2009 offering were
intended to be spent over a 24 to 30-month period and
were to be inclusive of an extensive exploration
program and the completion of the pre-feasibility and
feasibility studies on the Esaase Property.  As this
prospectus is being filed within 13 months of the
December 2009 Offering, the figures above reflect
expenditures more or less in line with the December
2009 plans.  Engineering expenses were under-spent to
a degree; however, with a preliminary feasibility study
in progress the rate of expenditure in this category will
accelerate, and if the preliminary feasibility study is
positive, engineering costs will continue to increase
through the feasibility stage absolutely and as a
percentage of overall costs.

(1)	The Use of Proceeds for the December 2009 Offering included cash on hand in addition to the proceeds of the December 2009 Offering.

Additional Management’s Discussion and Analysis

Factors resulting in the variations in financial results

The Company’s financial results varied over the last eight reporting periods due to fluctuations in the level of activity of the exploration, project development, administration and investor relations project groups. As the Company has further developed its technical and geological understanding of the Esaase deposit, an increased focus has been placed on bringing the project through the feasibility process and into commercial production. The rate at which the Company’s treasury has been spent has steadily increased period over period and is expected to continue to do so as long as management views the development of the Esaase Property as favorable.

In parallel with these increases in project expenditures, the Company’s general and administrative expenditures, including investor relations, have also increased. The Company anticipates further increases in these areas as additional employees are hired to handle the workload associated with project advancement.

Additional Annual Information Form Disclosure

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Within a year following Mr. Gordon Fretwell’s (a director of the Company) resignation as a director of Pine Valley Mining Corporation in 2006, Pine Valley Mining Corporation applied for bankruptcy protection and was granted an order pursuant to the Companies’ Creditors Assistance Act.

USE OF PROCEEDS

The net proceeds to be received by Keegan from the sale of the Common Shares, after deducting the Underwriters’ Commission and expenses of the Offering, which are estimated to be $300,000, will be approximately $177 million.  If the Over-Allotment Option is exercised in full for Common Shares the net proceeds for the Offering, after deducting the Underwriters’ Commission and expenses of the Offering will be approximately $203.2 million.  Keegan currently has $33 million available cash resulting in cash of approximately $210 million if the Offering is completed but assuming the Over-Allotment Option is not exercised.

Keegan is raising the funds in this Offering to support ongoing exploration and engineering work on the Esaase Property with the goal of obtaining a positive feasibility study. If a positive feasibility is achieved, Keegan will require additional equity and debt funding sufficient to complete mine development. Keegan may complete and disclose a pre-feasibility study during the course of the feasibility phase; however, given the speculative nature of a pre-feasibility study, Keegan does not believe that a pre-feasibility study will be determinative of feasibility or non-feasibility of the Esaase Property. Keegan and its Qualified Person advisors have estimated that a minimum of $31 million dollars will be required to determine the feasibility or non-feasibility of the Esaase Property with a high degree of confidence. A feasibility study requires a level of confidence sufficiently high to warrant financial institutions lending money for mine construction on the strength of it.

The funds in this Offering together with other available funds significantly exceed the amount of funding necessary to take the Esaase Property through the feasibility stage; however, Keegan believes it is prudent to raise funds beyond the near term requirements of the feasibility work so that it can have the financial flexibility as the feasibility studies progress to make deposits on long lead-time items such as plant and mobile equipment and to incur expenditures which may be of a dual nature (exploration and/or pre-development or development) prior to any final decision to develop a mine.  Keegan management believes that securing more funding now will also increase the likelihood that the balance of the required mine development funds can be obtained if, as and when required.

The Esaase Report outlines recommendations which are consistent with Keegan doing work over the next 24 months in two general phases of 12 months each, the second phase being contingent on the first one.  The first phase is primarily the completion of feasibility work and feasibility level engineering (at an estimated cost of $30.5 million) along with some additional diamond drilling the goals of which are to upgrade resources (i.e. upgrade inferred resources into to measured or indicated categories) and to locate additional inferred resources. The first phase outlined in the Esaase Report does not distinguish between a pre-feasibility study, which may or may not be warranted midway through the first Phase, and the more advanced feasibility level engineering work which is required to support a production decision. Readers are cautioned that it cannot be assumed that all or any part of an Inferred Mineral Resource will be ultimately be upgraded to a Measured or Indicated Mineral Resource as a result of continued exploration and engineering. The current preliminary economic assessment (May 2010) was based on 2.28 Moz Au in the Indicated category and 1.65 Moz Au in the inferred category, for which in the case of the latter there is insufficient confidence to allow meaningful application of technical and economic parameters. A future feasibility study may not, under applicable disclosure policies, include any inferred resource, and there is a risk that fill-in drilling may not successfully upgrade all of the Inferred Resource to Measured or Indicated Resources.

Assuming the results of Phase 1 show positive feasibility analyses, the second phase will be actual mine development (currently estimated at approximately $400 million).  The first 12 months of Phase 2 will involve the investment of approximately $94.3 million as particularized in the table below. In several cost categories the recommended expenditures will only constitute approximately 30% to 50% of the anticipated required levels of expenditures in such categories to construct a mine.  The portion of the gross proceeds represented by unallocated working capital may also be available funds to advance the project beyond the next 24 month period; however, estimated additional funds of approximately $300 million will still be required to bring a mine to production and further additional funds may be required for working and/or sustaining capital.

Keegan’s planning process is based on the view that the transition from Phase 1 into Phase 2 is not a bright-line event but rather, that if Phase 1 feasibility and engineering work results in sufficiently higher levels of confidence with respect to the economic feasibility of the mine development, Keegan may elect to commence some Phase 2 expenditures, such as placing deposits on long lead-time mining mobile and/or processing equipment or infrastructure, before the results of the final feasibility study are in-hand.  Keegan understands that in any event, the conclusions of its final feasibility report will be dependent on stated assumptions, such as gold prices, interest and currency rates, continuing to be accurate after completion of the report.  As there is no certainty that such underlying assumptions will continue to be accurate, Keegan management believes that in appropriate circumstances making (and thereby risking) pre-development or development expenditures prior to delivery of the final feasibility report may be a reasonable trade-off between the risk of having less-than-final analyses in-hand at the time of the decision versus the risk of a changing economic landscape from a delayed project that can result in increased costs or a lower metals prices environment.

As discussed in “Business Objectives and Milestones”, below the following table, Keegan’s funding and expenditure strategy entails risk that any dual nature expenditures (dual meaning costs which may be seen in part as exploration and in part as pre-development) will prove wasted (and written off as if purely exploration expenses) if no positive decision to construct a mine is ultimately made.  It is also a risk to investors hereunder that if feasibility is either not demonstrated, or demonstrated with assumptions which later prove mistaken, which could occur, for example, if there were a sustained drop in the price of gold, then Keegan could have a large amount (perhaps as much as $150-$170 million) of funds which it would have to redeploy into some other mining project which it has not yet identified. Our calculation of the amount of funds to be redeployed assumes that $31 million of $210 million of available funds on completion of the Offering are applied to Phase 1 and that an additional $10 to $30 million are needed to cover 12 months of corporate expenses and project wind-down and mothballing costs (staff severance, deposit losses, community goodwill commitments, office closure).

Another risk is that if Keegan proceeds with incurring pre-development and development expenditures before it has the full financing requirements in-hand, it could be left with an incomplete mining project and insufficient funds to complete it thereby putting shareholders at risk for their entire investment.  Therefore, potential investors in the Offering must be prepared to afford Keegan management a large measure of discretion in connection with the use of funds from the Offering.

Esaase Property Proposed 24 Month Budget - Approximately 12 months in each Phase

Esaase Property Costs			Budget (US$ 000s)
Phase 1	Exploration	Drilling Assaying	11,200 1,680
	Development	Drilling	5,750
		Technical Drilling (Hydrogeo & Percussion)	500
		Assaying Metallurgy	862 500
		Engineering Studies	2,250
		Wages and Overhead-Owners Development Team	2,000
	Health Safety Environment and Community (HSEC)		1,750
	Contingency (15%)		3,973
	Sub-Total:		30,466

Esaase Property Costs	Budget (US$ 000s)
Phase 2 (First 12 Months Only)	Engineering, Procurement, Construction Management		18,000
	Pre-Production excavation		3,750
	Infrastructure		7,000
	Mining Equipment Fleet		24,000
	Long Lead Process Plant Items		9,000
	Health Safety Environment and Community (HSEC)		1,750
	Camp Costs Camp Construction & Vehicles	Camp Operational Costs Camp Construction & Vehicles	9,472 5,000
	Wages and Overhead-Owners Development Team		4,000
	Contingency (15%)		12,295
	Sub-Total:		94,268
Total 24 month budget for Esaase Property			124,735
Corporate development and overhead (estimated at $500,000 per month)			12,000
Unallocated working capital and potential acquisitions			72,865
Total Use of Proceeds			$209,600

Note: Figures in the Esaase Report are reported in U.S dollars, but are presented in Canadian dollars in the Use of Proceeds and assumes the Canadian and U.S. dollars more or less at par over the 24 month period.

If the Over-Allotment Option is exercised, Keegan will use those proceeds for working capital. For purposes hereof U.S. and Canadian dollars were treated as being at par over the period.

The Company had negative operating cash flow for its financial year ended March 31, 2010.  To the extent that the Company has negative cash flow in future periods, the Company may need a portion of its general working capital to fund such negative cash flow.

The actual use of the net proceeds of the Offering may vary depending on operating and capital needs and the progress of all exploration and development programs from time to time.  Accordingly, management of the Company will have the broad discretion in the application of the proceeds of the Offering.  Pending the use of proceeds outlined above, the Company intends to invest the net proceeds of the Offering in investment grade, short-term, interest bearing securities.  The Chief Financial Officer is responsible for following the investment policy of the Company.

Business Objectives and Milestones

The 24-month business objectives which the Company intends to achieve with the proceeds of the Offering are to obtain a high level of confidence in the feasibility of the Esaase Property within the first 12 months at a projected cost of $31 million and thereafter to incur some additional expenditures with a view that they will constitute dual-nature expenditures that will primarily be expensed exploration costs, but which will likely benefit a potential future mining operation. Such costs could include excavation costs, infrastructure investments such as roads, power lines and camp and deposits placed on long lead-time items such as plant and equipment and mobile equipment.  These expenditures would likely be considered to a substantial degree as expenses for accounting purposes and if a mine at the Esaase Property ultimately does not prove viable these investments would likely not be recoverable to any significant degree and would represent a total loss to shareholders.  Exploration will involve the continuation of infill drilling while engineering is advanced through a pre-feasibility study (say six months after the Offering), a feasibility study, basic engineering plans and drawings and ultimately through detailed engineering and procurement.  This hope for steady advancement of the Esaase Property is premised on a continuing strong market for gold and recovering capital markets and moderate interest rates. Additional drilling will be completed to further define the periphery of the deposit and to test other geochemical and geophysical signatures identified in the ongoing regional exploration.  More closely spaced drilling will be done to upgrade the confidence in the mineralization into the measured and indicated categories of resources and ultimately, it is hoped, into the proven and/or probable categories of reserves although there can be no assurance of this.

Assuming continued positive results the Company will over the next 24 months have added to its existing infrastructure and environmental permitting work. The latter will include baseline environmental and socioeconomic studies culminating in the completion of an Environmental Impact Statement.  Geotechnical, hydrological and metallurgical studies will be continued and minor inconsistencies between the original primary laboratory and the umpire laboratory will be investigated.  Commencing after 12 months, the Company expects to invest in infrastructure items such as site access roads, high voltage power lines, water supply and storage facilities and tailings facilities. These expenditures will assist acceleration of pre-development activities and to a degree benefit a mine if a decision to proceed to development is deemed warranted when all studies are completed.

Between 9 and 12 months Company will also have completed pit optimization studies incorporating the additional exploration work in conjunction with feasibility studies and initiation of detailed engineering and construction of the project.  In addition, equipment and construction specifications and requests for proposals from major equipment suppliers will be initiated by engineering contractors.

Where warranted and possible, land acquisitions will have been made to expand the Esaase Property both for possible mineralization and infrastructure uses. Other objectives for the next 24 months include prospecting and soil sampling on the Jeni River Property and auger sampling will be used to determine bedrock values at lower elevations.

PLAN OF DISTRIBUTION

Pursuant to an underwriting agreement dated January 24, 2011 (the “Underwriting Agreement”) between Keegan and Canaccord Genuity Corp., Clarus Securities Inc., Dundee Securities Corp., CIBC World Markets Inc. and BMO Nesbitt Burns Inc., Keegan has agreed to sell, and the Underwriters have severally agreed to purchase, as principals, 24,700,000 Common Shares at a price of $7.50 per Common Share, subject to compliance with all necessary legal requirements and the terms and conditions of the Underwriting Agreement, on February 17, 2011 or such earlier or later date as Keegan and the Underwriters may agree but in no case later than 42 days after the date of the receipt for this short form prospectus.  The Offering Price of the Common Shares was determined by negotiation between Keegan and the Underwriters.

Pursuant to the Underwriting Agreement, Keegan has granted the Underwriters the Over-Allotment Option exercisable no later than 30 days after the Closing Date, to purchase the Over-Allotment Shares at the Offering Price on the same terms and conditions as apply to the purchase of the Common Shares thereunder.  The Underwriters may exercise the Over-Allotment Option only to the extent required to cover over-allotments made in connection with the sale of the Common Shares under this short form prospectus and for market stabilization purposes.  The grant of the Over-Allotment Option and the distribution of the Over-Allotment Shares are qualified under this short form prospectus.

The Underwriting Agreement provides for payment by Keegan of an aggregate commission to the Underwriters in the amount of $8,336,250 ($0.3375 per Common Share) for services rendered to Keegan in connection with the Offering.  The aggregate commission payable to the Underwriters will be $9,586,687.50 if the Over-Allotment Option is exercised in full.  As additional compensation, Keegan has also agreed to issue to the Underwriters the Underwriters’ Warrants on the closing of the Offering.  The Underwriters’ Warrants will entitle the Underwriters to acquire 247,000 Common Shares (or 284,050 Common Shares if the Over-Allotment Option is exercised in full) at the price of $7.50 per Common Share for a period of 24 months from the Closing Date.  This short form prospectus qualifies the distribution of the Underwriters’ Warrants to the Underwriters.

The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated at their discretion upon the occurrence of certain stated events.  The Underwriters are, however, obligated, to take up and pay for all of the Common Shares if any of the Common Shares are purchased under the Underwriting Agreement.  The Underwriting Agreement also provides that Keegan will indemnify the Underwriters and their directors, officers, employees and agents against certain liabilities and expenses or will contribute to payments that the Underwriters may be required to make in respect thereof.

The Underwriters propose to offer the Common Shares initially at the Offering Price. After the Underwriters have made reasonable efforts to sell all of the Common Shares at such price, the Offering Price may be decreased, and further changed from time to time to an amount not greater than the Offering Price. However, in no event will the Company receive less than net proceeds of $7.50 per Common Share. The compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by the purchasers for the Common Shares is less than the gross proceeds paid by the Underwriters to the Company.

The Company has received conditional approval to list the Common Shares, the Over-Allotment Shares and the Underwriters’ Shares on the TSX.  Listing will be subject to the Company fulfilling all of the listing requirements of the TSX on or before April 22, 2011.  The Company has also received approval to list the Common Shares and Over-Allotment Shares on AMEX.

Pursuant to applicable securities laws and the universal market integrity rules (“UMIR”) of Market Regulation Services, the Underwriters may not, throughout the period of distribution under this short form prospectus, bid for or purchase Common Shares.  The foregoing restriction is subject to certain exceptions, on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in or raising the price of the Common Shares.  These exceptions include a bid or purchase permitted under the UMIR relating to market stabilization and passive market-making activities, and a bid or purchase made for or on behalf of a client where the client’s order was not solicited during the period of distribution.  Subject to applicable laws and in connection with the Offering, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the Common Shares in the United States or to, or for the account or benefit of, U.S. persons, as defined in Regulation S under the U.S. Securities Act.  The Common Shares have not been and will not be registered under the U.S. Securities Act or any state securities laws and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons, except in transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws.  Each Underwriter has agreed that it and any of their U.S. registered broker-dealer affiliates (a “U.S. Affiliate”) which conducts offers and sales in the United States or to, or for the account or benefit of, U.S. persons, will not offer or sell the Common Shares within the United States or to, or for the account or benefit of, any U.S. person except as permitted by the Underwriting Agreement.  The Underwriting Agreement provides that offers and sales may be made in the United States or to, or for the account or benefit of, U.S. persons, only pursuant to exemptions from the registration requirements of the U.S. Securities Act and applicable state securities laws.  In particular, the Underwriting Agreement provides that certain of the Underwriters, through their U.S. Affiliates, may offer and sell the Common Shares on a substituted basis to institutions that qualify as institutional accredited investors, as defined in Rule 501(a)(1), (2), (3) or (7) of Regulation D under the U.S. Securities Act, provided such offers and sales are made in accordance with Rule 506 of Regulation D under the U.S. Securities Act.  Moreover, the Underwriting Agreement provides that the Underwriters will offer and sell the Common Shares outside the United States only to non-U.S. persons in accordance with Rule 903 of Regulation S under the U.S. Securities Act.  The certificates representing the Common Shares which are sold in the United States or to, or for the account or benefit of, U.S. persons in reliance on exemptions from the registration requirements of the U.S. Securities Act and applicable state securities laws will be in definitive form and will contain legends to the effect that the Common Shares represented thereby have not been registered under the U.S. Securities Act and may only be offered for sale pursuant to certain exemptions from the registration requirements of the U.S. Securities Act. Each of the Underwriters has agreed that it will not offer, sell or deliver the Common Shares within the United States or to, or for the account or benefit of, any U.S. person, (a) as part of its distribution at any time, or (b) otherwise, until 40 days after the later of the commencement of the Offering and the issue date of the Common Shares (the “Distribution Compliance Period”) except, in either case, in accordance with Regulation S under the U.S. Securities Act, and that it must send to a distributor (as defined in Regulation S under the U.S. Securities Act), dealer (as defined in section 2(a)(12) of the U.S. Securities Act), or person receiving a selling concession, fee or other remuneration that purchases Common Shares from it during the Distribution Compliance Period a confirmation or other written notice in substantially the following form:

“The securities covered hereby have not been registered under the United States Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons, (a) as part of their distribution at any time, or (b) otherwise until 40 days after the later of the commencement of the offering and the closing date, except in either case in accordance with Regulation S under the Securities Act.  Terms used above have the meanings given to them by Regulation S.”

In addition, prior to the expiration of the Distribution Compliance Period, all subsequent offers and sales of the Common Shares by such Underwriters shall be made only in accordance with the provisions of Rule 903 or Rule 904 of Regulation S, pursuant to a registration of the Common Shares under the U.S. Securities Act or pursuant to an available exemption from the registration requirements of the U.S. Securities Act.  Further, until 40 days after the commencement of this Offering, an offer or sale of the Common Shares distributed under this Offering within the United States by any dealer (whether or not participating in this Offering) may violate the registration requirements of the U.S. Securities Act if such offer or sale is made otherwise than in accordance with an available exemption from such registration requirements under the U.S. Securities Act.

Keegan has agreed in the Underwriting Agreement, during the period commencing on the Closing Date and ending on the date which is 120 days after the Closing Date, not, without the prior written consent of Canaccord Genuity Corp. and Clarus Securities Inc., as co-lead Underwriters (the “Lead Underwriters”), which consent will not be unreasonably withheld, to issue, sell, authorize or agree to issue or approve for issuance any common shares of the Company or any securities convertible into or exchangeable for or exercisable to acquire common shares of the Company except in conjunction with: (i) the issue of the Common Shares issued pursuant to the Offering; (ii) the issue of any Over-Allotment Shares; (iii) the issue of Underwriters’ Shares upon the due exercise of the Underwriters’ Warrants; (iv) the exercise of securities outstanding as of January 17, 2011 which were issued pursuant to the Company’s existing incentive or share compensation arrangements; (v) the exercise of convertible securities of the Company outstanding as of January 17, 2011; or (vi) the issue of any securities of the Company in connection with any acquisitions of mining companies or mineral projects from an arm’s length third party whereby the Company directly or indirectly acquires shares or assets of a business.

Keegan has also agreed to use reasonable efforts to cause each of its directors and executive officers to enter into lock-up agreements in form and substance satisfactory to the Lead Underwriters evidencing their agreement to not, without the consent of the Lead Underwriters, offer, sell or resell any common shares of the Company or financial instruments or securities convertible into or exercisable or exchangeable for common shares of the Company held by them or agree to or announce any such offer or sale for a period of 120 days following the Closing Date.

CONSOLIDATED CAPITALIZATION

The authorized share capital of Keegan consists of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.  As at February 10, 2011, 46,479,588 common shares were issued and outstanding and no preferred shares were issued and outstanding.

As at February 10, 2011, Keegan had outstanding common share purchase options to purchase up to 3,709,375 common shares at prices ranging from $1.12 to $9.00, expiring between November 10, 2011 and November 30, 2015.

The following table shows the effect of the Offering on the issued capital of the Company:

Description	As at September 30, 2010 Before Giving Effect to the Offering	As at September 30, 2010 After Giving Effect to Offering(1)(2)
Common Shares	45,734,554	74,139,554
Preferred Shares	Nil	Nil

Description	As at September 30, 2010 Before Giving Effect to the Offering	As at September 30, 2010 After Giving Effect to Offering(1)(2)
Warrants	184,000	468,050
Options	3,925,409	3,925,409
Shareholders’ Equity	$90,254,536	$293,405,349

(1)	Assumes full exercise of the Over-Allotment Option.
(2)	Net proceeds, less expected costs of $300,000 for the Offering, are $203,150,812.50.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

Common Shares

The holders of common shares are entitled to receive notice of any meeting of shareholders of Keegan and to attend and vote thereat, except those meetings at which only the holders of shares of another class or of a particular series are entitled to vote. Each common share entitles its holder to one vote.  Subject to the rights of the holders of preferred shares, the holders of common shares are entitled to receive on a pro-rata basis such dividends as the board of Keegan may declare out of funds legally available therefor. In the event of the dissolution, liquidation, winding-up or other distribution of the assets of Keegan, such holders are entitled to receive on a pro-rata basis all of the assets of Keegan remaining after payment of all of Keegan’s liabilities, subject to the rights of holders of preferred shares. The common shares carry no pre-emptive rights, conversion rights or redemption rights.

PRIOR SALES

For the 12-month period before the date of this short form prospectus, Keegan issued the following common shares and securities convertible into common shares:

Date of Issuance	Number of Securities Issued	Issue Price Per Security
February 19, 2010	225,000 common shares	$2.44
March 18, 2010	50,000 common shares	$1.12
April 7, 2010	23,333 common shares	$3.10
April 28, 2010	50,000 common shares	$3.60
May 4, 2010	41,598 common shares	$2.44
May 13, 2010	37,500 common shares	$1.12
May 13, 2010	20,000 common shares	$4.20
May 19, 2010	75,000 common shares	$1.16
May 25, 2010	225,000 common shares	$2.44
May 28, 2010	150,000 common shares	$4.20
September 8, 2010	10,000 common shares	$4.20
September 10, 2010	30,000 common shares	$3.10
September 20, 2010	25,000 common shares	$3.60
October 13, 2010	37,500 common shares	$4.01
October 13, 2010	40,626 common shares	$3.31
October 15, 2010	170,000 common shares	$3.10
October 26, 2010	37,500 common shares	$6.19
October 26, 2010	32,909 common shares	$2.44

Date of Issuance	Number of Securities Issued	Issue Price Per Security
October 29, 2010	14,000 common shares	$3.10
November 5, 2010	125,000 common shares	$1.16
November 15, 2010	25,000 common shares	$4.20
November 25, 2010	50,000 common shares	$2.44
November 26, 2010	25,000 common shares	$4.20
November 30, 2010	12,500 common shares	$6.19
December 20, 2010	25,000 common shares	$6.19
January 4, 2011	6,250 common shares	$4.01
January 4, 2011	9,374 common shares	$3.31
January 10, 2011	22,500 common shares	$6.19
January 11, 2011	40,000 common shares	$2.48
January 21, 2011	21,875 common shares	$4.10
January 28, 2011	50,000 common shares	$4.20

TRADING PRICE AND VOLUME

Keegan’s common shares were traded on the TSX Venture Exchange under the symbol “QSV” from June 25, 2001 to March 1, 2005 and thereafter under the symbol “KGN” until December 19, 2008.  Starting from December 22, 2008, the Company’s common shares have been trading on the TSX under the symbol “KGN”.  The following table sets out the high and low sale prices and the volume of trading of the shares on the TSX for the months indicated.

Month	Price Range ($)		Total Volume
	High	Low
February 2010	6.56	5.35	3,847,400
March 2010	6.43	5.70	4,732,600
April 2010	6.82	6.00	4,517,300
May 2010	7.00	5.51	3,249,300
June 2010	6.06	5.30	1,813,400
July 2010	5.55	4.92	1,324,100
August 2010	6.97	5.21	1,937,600
September 2010	8.70	6.90	3,327,200
October 2010	8.20	7.16	2,636,200
November 2010	9.29	7.87	2,866,500
December 2010	9.29	8.63	3,243,000
January 2011	8.86	7.27	4,740,500
February 1 to 10, 2011	7.77	7.30	3,178,100

Keegan’s common shares are listed on the AMEX under the trading symbol “KGN”.  The following table sets forth information relating to the trading of the common shares on the AMEX for the months indicated.

Month	Price Range (US$)		Total Volume
	High	Low
February 2010	6.20	5.03	1,970,000
March 2010	6.29	5.55	1,807,300
April 2010	6.78	6.00	1,813,200
May 2010	6.93	5.14	2,279,800
June 2010	5.88	5.11	1,240,700
July 2010	5.31	4.70	1,212,900
August 2010	6.55	5.05	1,197,800
September 2010	8.48	6.51	2,270,400
October 2010	8.07	6.96	1,794,400
November 2010	9.05	7.75	2,042,900
December 2010	9.19	8.58	1,431,100
January 2011	9.00	7.30	1,916,500
February 1 to 10, 2011	7.87	7.37	1,292,900

RISK FACTORS

Investment in the Common Shares involves a high degree of risk and should be regarded as speculative due to the nature of the business.  Keegan has incurred losses and expects to incur further losses in the foreseeable future. In addition to other information contained in this short form prospectus, the following factors should be considered carefully by investors when evaluating an investment.  For a full discussion of the risk factors applicable to Keegan, see Keegan’s Annual Report on Form 20-F filed as its current annual information form:

Gold Prices.

At just over 1 g/t, the average grade of the Esaase Property resource is modest and its feasibility as a mine is dependent on continuing strong gold prices.  Gold prices have traditionally been volatile and the price of gold has appreciated several-fold in the last few years.  Gold traditionally trades adversely to interest rates and if interest rates rise gold prices will almost certainly decline.

A lawsuit has been commenced in Ghana wherein the plaintiff seeks to take away Keegan’s interests in its principal mineral property, the Esaase Concession.

Sametro, a predecessor in interest of Keegan Ghana to the Esaase Concession, has commenced a lawsuit in Ghana seeking to recover Sametro’s interests in the Esaase Concession.  While Keegan is confident in its legal position, lawsuits are inherently uncertain and an unfavourable ruling in the lawsuit could deprive Keegan Ghana of its most material asset, which would have severe adverse consequences on the value of the Company. In such an event, the Company would have to redeploy its available funds to alternate projects, which could involve the acquisition and/or development of a property with much less promise than Esaase.

Should Sametro succeed with the interlocutory application, Keegan would be required to halt exploration activities on the Esaase Property, delaying Keegan’s exploration program.  Such delay could have a material adverse effect on the value of the Company and again necessitate a redeployment of funds.

Keegan’s mineral properties may not contain any ore reserves or any known economic ore body.

While there are bodies of mineralization on the Esaase Property, and although Keegan has completed core drilling programs within, and adjacent to, the deposits to determine indicated and inferred mineral resources there are currently no known reserves or commercially viable ore body and the Esaase Property must be considered an exploration prospect only.  Extensive additional work will be required before Keegan can ascertain if any mineralization may be economic and hence constitute “ore”.  Engineering, socioeconomic and environmental studies are ongoing.  Exploration for minerals is a speculative venture necessarily involving substantial risk.  If the expenditures that Keegan incurs on the Esaase Property do not result in discovery and development of commercial quantities of ore, the value of exploration and acquisition expenditures will be totally lost and the value of Keegan stock negatively impacted.

Mineral Resources disclosed by Keegan for the Esaase Property are estimates only.

Keegan has disclosed mineral resource estimates that have been made in accordance with NI 43-101.  These resources estimates are classified as “indicated resources” and “inferred resources”.  Investors are cautioned not to assume that any part or all of the mineral deposits classified as “indicated resources” will ever be converted into ore reserves.  Furthermore, “inferred resources” have a great amount of uncertainty as to their existence and economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

All amounts of mineral resources are estimates only, and Keegan cannot be certain that any specified level of recovery of metals from the resources will in fact be realized or that the Esaase Property or any other identified mineral deposit will ever become a commercially mineable (or viable) ore-body that can be economically exploited.  Resources that are not mineral reserves do not have demonstrated economic viability.  In addition, the quantity of mineral resources may vary depending on, among other things, metal prices.

Illegal mining occurs on Keegan’s properties, is difficult to control, can disrupt Keegan’s business and can expose the Company to liability.

Keegan continues to experience illegal mining activity on its properties.  While Keegan is working with governmental authorities and local communities to obtain protection of its property rights, any action on the part of such authorities and local communities may not occur, may not fully address the Company’s concerns or may be delayed.

In addition to the impact on Keegan’s mineral resources, the presence of illegal miners can lead to project delays and disputes.  The work performed by the illegal miners could cause environmental damage or other damage to Keegan’s properties, or personal injury or death, for which the Company could potentially be held responsible.

Illegal miners may in the future increase their presence on Keegan’s properties which could result in increased negative impacts, such as those described above, on Keegan’s properties and Keegan’s business.

Surface Rights on the Esaase Property are owned by the Ashanti Stool.

The surface rights on the Esaase Property are owned by the Ashanti stool (a local ethnic group) and at the production stage the Manso-Nkwanta Paramounty stool may apply for the right for compensation from the Company.  The amount of the compensation is subject to the approval of the Minister of Mines in consultation with the Land Valuation Board.

Negotiations with the Ashanti stool and any inability to maintain good relations with the Ashanti stool could result in disruption to Keegan’s activities on its Esaase Property, increased costs and delays.

Keegan’s activities are subject to permitting requirements that can result in delays and additional costs.

Exploration and any development and mining, as well as other activities on Keegan’s properties, requires mining, environmental and other permits and approvals from the Government of Ghana.  These permits and approvals may not be issued on a timely basis or at all and such permits and approvals, when issued, may be subject to requirements or conditions with which it is burdensome or uneconomic to comply.  Such permitting issues could adversely affect the projected timing and cost of the Company’s activities on its properties.

Potential Conflicts of Interest.

The directors and officers of the Company may serve as directors and/or officers of other public and private companies, and may devote a portion of their time to manage other business interests.  This may result in certain conflicts of interest.  To the extent that such other companies may participate in ventures in which the Company is also participating or may be seeking similar acquisition opportunities, such directors and officers of the Company may have a conflict of interest in negotiating and reaching an agreement with respect to the extent of each company’s participation.  The laws of British Columbia, Canada, require the directors and officers to act honestly, in good faith, and in the best interests of the Company and its shareholders.  However, in conflict of interest situations, directors and officers of the Company may owe the same duty to another company and will need to balance the competing obligations and liabilities of their actions.

It is likely that Keegan will require significant additional financing in order to continue its exploration activities and its assessment of the commercial viability of the Esaase Property.

Keegan will likely need to raise additional financing to fund the costs of developing the Esaase Property into commercial production, if such development is warranted.  If the costs of Keegan’s planned exploration programs are greater than anticipated, Keegan may have to seek additional funds through public and private share offerings, arrangements with corporate partners, or debt financing.  There can be no assurance that Keegan will be successful in its efforts to raise these required funds, or that it will be able to raise the funds on terms that do not result in high levels of dilution to shareholders.

Keegan has no earnings and may never achieve profitability or pay dividends.

Keegan has a long history of losses and there can be no assurance that Keegan will ever be profitable or be able to secure funds to develop profitable mining operations.  Keegan has paid no dividends on its shares since incorporation.  Keegan presently has no ability to generate earnings as its mineral properties are in the exploration stage.  If Keegan is successful in developing the Esaase Property, Keegan anticipates that it will retain cash resources for the future operation and development of its business.  Keegan does not intend to declare or pay any cash dividends in the foreseeable future.  Payment of any future dividends is solely at the discretion of Keegan’s Board of Directors, which will take into account many factors including Keegan’s operating results, financial conditions and anticipated cash needs.  For these reasons, Keegan may never achieve profitability or pay dividends.

If price for gold declines, Keegan may not be able to raise the additional financing required to fund its exploration activities for the Esaase Property.

The ability of Keegan to raise financing to fund its activities and, if warranted, development of the Esaase Property, will be significantly affected by changes in the market price of the metal it explores for.  The price of gold is volatile, and is affected by numerous factors beyond Keegan’s control.  The level of interest rates, the rate of inflation, global supply and demand for gold and movements in exchange rates can all cause fluctuations in the gold price.  Such external economic factors are influenced by changes in international investment patterns, monetary systems and political developments.  The price of gold has fluctuated in recent years, and future significant price declines could cause investors to be unprepared to finance exploration of gold.

Compliance with environmental requirements will take large resources and changes to these requirements could significantly increase the costs to Keegan of developing the Esaase Property and could delay these activities.

Keegan must comply with stringent environmental legislation in carrying out work on the Esaase Property.  Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees.  Changes in environmental legislation could increase the cost to Keegan of carrying out its exploration and, if warranted, development of the Esaase Property.  Further, compliance with new or additional environmental legislation may result in delays to Keegan’s exploration and, if warranted, development activities.

Changes in government regulations and the presence of unknown environmental hazards on Keegan’s mineral properties may result in significant unanticipated compliance and reclamation costs.

Government regulations relating to mineral rights tenure, permission to disturb areas and the right to develop and operate a mine can adversely affect the operations of Keegan.  Keegan may not be able to obtain all necessary licenses and permits that may be required to carry out future exploration at its projects.  Any changes in regulations or shift in political attitude are beyond the control of Keegan and may adversely affect the Company.

Capital market conditions may adversely affect Keegan’s ability to raise further capital.

Capital market disruptions, as recently experienced in 2008 and early 2009, have a significant material adverse impact on companies in many sectors of the economy and can significantly limit access to capital and credit.  These disruptions could, among other things, make it more difficult for the Company to obtain, or increase the Company’s cost of obtaining, financing for its operations.  Failure to raise capital when needed or on reasonable terms may have a material adverse effect on the Company’s business, financial condition and results of operations.

Additionally, these factors, as well as other related factors, may cause decreases in asset value and create solvency concerns, which may result in impairment issues.

The Company is also exposed to liquidity risks in meeting its operating and capital expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the ability of the Company to obtain loans and other credit facilities in the future and on favourable terms.

Keegan is subject to many risks that are not insurable and, as a result, Keegan will not be able to recover losses through insurance should such risks occur.

Hazards such as unusual or unexpected geological formations and other conditions are involved in mineral exploration and development.  Keegan may become subject to liability for pollution, cave-ins or hazards against which it cannot insure.  The payment of such liabilities could result in a material adverse effect on Keegan’s financial position and its results of operations.  Although Keegan maintains liability insurance in an amount which it considers adequate, the nature of these risks is such that the liabilities might exceed policy limits and the liabilities and hazards might not be insurable against.

The market price of Keegan’s common shares is subject to high volatility and the market price for the Common Shares after this offering may drop below the price you pay.

The market price of a publicly traded stock, especially a junior gold exploration company like Keegan, is affected by many variables in addition to those directly related to exploration successes or failures.  Such factors include the general condition of the market for resource stocks, the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock.  The effect of these and other factors on the market price of Keegan’s common shares suggests Keegan’s shares will continue to be volatile.  As a result of this volatility, investors may not be able to sell the Common Shares at or above the Offering Price.

Foreign Operations.

Keegan’s Esaase Property is in Ghana.  Nearly all mining projects require government approval regardless of the country.  There can be no certainty that these approvals will be granted in a timely manner, or at all.  The laws in foreign countries tend to differ significantly from North America and are subject to change.  Mining operations, development and exploration activities are generally subject to extensive laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, waste disposal, environmental protection and remediation, protection of endangered and protected species, toxic substances and other matters.

Mining is also subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration and production.  The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing mines and other facilities in compliance with such laws and regulations are significant.

Acquisitions of properties in foreign countries are subject to the risks normally associated with conducting business in foreign countries.  Some of these risks are more prevalent in countries which are less developed or have emerging economies, including uncertain political and economical environments, as well as risks of war and civil disturbances or other risks which may limit or disrupt a project, restrict the movement of funds or result in the deprivation of contract rights or the taking of property by nationalization or appropriation without fair compensation, risk of adverse changes in laws or policies of particular countries, increases in foreign taxation, delays in obtaining or the inability to obtain necessary governmental permits, limitations on ownership and repatriation of earnings and foreign exchange controls and currency devaluations.

In addition, Keegan may face import and export regulations, including restrictions on the export of gold, disadvantages of competing against companies from countries that are not subject to Canadian and U.S. laws, including foreign corrupt practices legislation, restrictions on the ability to pay dividends offshore, and a risk of loss due to disease and other potential endemic health issues.  Although we are not currently experiencing any significant or extraordinary problems arising from such risks in the foreign country that we have properties in, there can be no assurance that such problems will not arise in the future.

Competition.

Keegan operates in a competitive industry and compete with other more well established companies which have greater financial resources than Keegan does.  The Company could face strong competition from other mining companies in connection with exploration and the acquisition of properties producing, or capable of producing, base and precious metals.  Many of these companies have greater financial resources, operational experience and technical capabilities than Keegan.  As a result of this competition, the Company may be unable to maintain or acquire attractive mining properties on terms it considers acceptable or at all.  Consequently, Keegan’s revenues, operations and financial condition could be materially adversely affected.

Keegan is subject to fluctuations in currency exchange rates, which could materially adversely affect its financial position.

Keegan maintains most of its working capital in Canadian dollars or Canadian dollar-denominated securities.  Keegan converts its Canadian funds to foreign currencies as certain payment obligations become due.  Accordingly, the Company is subject to fluctuations in the rates of currency exchange between Canadian dollar and these foreign currencies, and these fluctuations could materially affect the Company’s financial position and results of operations.  A significant portion of the operating costs at Esaase and Asumura is based on the U.S. dollar and the Ghanaian currency, the Cedi.

Keegan is subject to litigation risks.

All industries, including the mining industry, are subject to legal claims, with and without merit.  Defense and settlement costs can be substantial, even with respect to claims that have no merit.  Due to the inherent uncertainty of the litigation process, the resolution of any particular legal proceeding could have a material effect on the Company’s financial position and results of operations.

Gold exploration is highly speculative, involves substantial expenditures, and is frequently non-productive.

Gold exploration, including the exploration of the Esaase Property and other projects, involves a high degree of risk.  Exploration projects are frequently unsuccessful.  Few prospects that are explored are ultimately developed into producing mines.  Keegan cannot assure you that its gold exploration efforts will be successful.  The success of gold exploration is dependent in part on the following factors:

●	unanticipated adverse geotechnical conditions;

●	incorrect data on which engineering assumptions are made;

●	costs of constructing and operating a mine in a specific environment;

●	availability of economic sources of power;

●	availability of qualified staff;

●	adequacy of water supply;

●	adequate access to the site including competing land uses (such as agriculture and illegal mining);

●	unanticipated transportation costs and shipping incidents and losses;

●	significant increases in the cost of diesel fuel, cyanide or other major components of operating costs;

●
government regulations (including regulations relating to prices, royalties, duties, taxes, permitting, restrictions on production, quotas on exportation of minerals, as well as the costs of protection of the environment and agricultural lands);

●	fluctuations in gold prices;

●	accidents, labour actions and force majeure events;

●	the identification of potential gold mineralization based on superficial analysis;

●	availability of prospective land;

●	availability of government-granted exploration and exploitation permits;

●	the quality of Keegan’s management and its geological and technical expertise; and

●	the funding available for exploration and development.

Substantial expenditures are required to determine if a project has economically mineable mineralization.  It could take several years to establish Proven and Probable Mineral Reserves and to develop and construct mining and processing facilities.  As a result of these uncertainties, Keegan cannot assure you that current and future exploration programs will result in the discovery of Mineral Reserves, the expansion of the Company’s existing Mineral Resources or the development of mines.

Further equity financing may substantially dilute the interests of Keegan’s shareholders.

Keegan may require additional funds to fund the exploration and development of the Esaase Property.  If Keegan raises additional funding by issuing additional equity securities, such financing may substantially dilute the interests of its shareholders.

Discretion in the use of the net proceeds from the Offering.

Keegan currently intends to allocate the net proceeds it will receive from this offering as described above under “Use of Proceeds”.  However, management will have discretion in the actual application of the net proceeds, and may elect to allocate proceeds differently from that described in “Use of Proceeds” if management believes it would be in Keegan’s best interests to do so.  The failure by management to apply these funds effectively could have a material adverse effect on the Company.

Sales of substantial amounts of the common shares of Keegan may have an adverse effect on the market price of the Common Shares.

Sales of substantial amounts of the common shares of Keegan, or the availability of such common shares for sale, could adversely affect the prevailing market prices for the common shares.  A decline in the market prices of the common shares could impair Keegan’s ability to raise additional capital through the sale of securities should it desire to do so.

Dilution through employee/director/consultant options could adversely affect Keegan’s stockholders.

Because the success of Keegan is highly dependent upon its respective employees, the Company has granted to some or all of its key employees, directors and consultants options to purchase common shares as non-cash incentives.  To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted.  There are 3,709,375 share purchase options outstanding as at February 10, 2011, which, if exercised, would result in an additional 3,709,375 common shares being issued and outstanding.

Keegan is dependent on key personnel and the absence of any of these individuals could result in the Company having to cease operations.

While engaged in the business of exploring mineral properties, the nature of Keegan’s business, its ability to continue its exploration of potential exploration projects, and to develop a competitive edge in the marketplace, depends, in large part, on its ability to attract and maintain qualified key management personnel.  Competition for such personnel is intense and the Company may not be able to attract and retain such personnel.  Keegan’s growth will depend, on the efforts of its Senior Management, particularly its Executive Chairman, Shawn Wallace, its Chief Executive Officer and President, Maurice Tagami, its Chief Financial Officer, Tony Ricci, its Chief Geologist, Dan McCoy and its Board of Directors that includes Marcel DeGroot, Robert McLeod, and Gordon Fretwell, in addition to Shawn Wallace, Maurice Tagami and Dan McCoy.  Keegan does not carry key-man insurance on any individuals.

INTERESTS OF EXPERTS

The following is a list of the persons or companies named as having prepared or certified a statement, report or valuation, in this short form prospectus either directly or in a document incorporated by reference and whose profession or business gives authority to the statement, report or valuation made by the person or company:

(a) BDO Canada LLP, the Company’s external auditors, who are independent within the meaning of the Rules of the Professional Conduct of the Institute of Chartered Accountants of British Columbia;

(b) Brian Wolfe, MAusIMM of Coffey Mining Pty Ltd., who co-authored the Esaase Report;

(c) Christopher Waller, MAusIMM of Lycopodium Minerals Pty Ltd., who co-authored the Esaase Report; and

(d) Harry Warries, MAusIMM of Coffey Mining Pty Ltd., who co-authored the Esaase Report.

To our knowledge, none of these entities (or designated professionals of the entities) or individuals holds, directly or indirectly, more than 1% of our issued and outstanding common shares.

Based on information provided by the experts, none of the experts named under “Interests of Experts”, when or after they prepared the statement, report or valuation, has received any registered or beneficial interests, direct or indirect, in any securities or other property of the Company or of one of the Company’s associates or affiliates or is expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of Keegan are BDO Canada LLP, Chartered Accountants, Vancouver, British Columbia. The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia.

BDO Canada LLP has prepared an opinion with respect to the Company’s consolidated financial statements as at and for the years ended March 31, 2010 and 2009.  In connection with the audit of the Company’s annual financial statements for these years, BDO Canada LLP has confirmed that it is independent within the meaning of the Rules of the Professional Conduct of the Institute of Chartered Accountants of British Columbia.

LEGAL MATTERS

Certain legal matters in connection with this Offering will be passed upon by McMillan LLP on behalf of Keegan and by Blake, Cassels & Graydon LLP, on behalf of the Underwriters.  As at the date hereof, the partners and associates of McMillan LLP, as a group, and the partners and associates of Blake, Cassels & Graydon LLP, as a group, each beneficially own, directly or indirectly, less than one percent of the outstanding common shares of Keegan.

ELIGIBILITY FOR INVESTMENT

In the opinion of McMillan LLP, counsel to Keegan, and Blake, Cassels & Graydon LLP, counsel to the Underwriters, based on the current provisions of the Income Tax Act (Canada) (the “Tax Act”), the regulations thereunder, and assuming that any proposals to amend the Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof are enacted or promulgated in the manner proposed (for which no assurance can be provided), provided the Common Shares are listed on a designated stock exchange (which includes the TSX) or the Company otherwise qualifies as a “public corporation” (as defined in the Tax Act), such shares would, if issued on the date hereof, be qualified investments for a trust governed by a registered retirement savings plan, a registered retirement income fund, a registered education savings plan, a deferred profit sharing plan, a registered disability savings plan and a tax-free savings account (“TFSA”), each as defined in the Tax Act, subject to the specific provisions of any such plan.

Notwithstanding the Common Shares may be qualified investments for a trust governed by a TFSA, the holder of a TFSA will be subject to a penalty tax on the Common Shares held in the TFSA if such Common Shares are “prohibited investments” for that TFSA.  The Common Shares will generally be a prohibited investment if the holder of the TFSA does not deal at arm’s length with the Company or has a significant interest in the Company, or a corporation, partnership or trust with which the Company does not deal at arm’s length, all within the meaning of the Tax Act.  Holders that intend to hold Common Shares in a TFSA should consult their own tax advisors to ensure the Common Shares would not be a prohibited investment in their particular circumstances.

PURCHASERS’ STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment thereto. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some provinces, revisions of the price or damages if the short form prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal adviser.

AUDITORS’ CONSENT

We have read the short form prospectus of Keegan Resources Inc. (the “Company”) dated February 11, 2011 relating to the issue and sale of 24,700,000 common shares of the Company.  We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our report to the shareholders of the Company on the consolidated balance sheets of the Company as at March 31, 2010 and March 31, 2009 and the consolidated statements of operations, comprehensive loss and deficit, and cash flows for each of the years in the three year period ended March 31, 2010.  Our report is dated June 23, 2010.

(signed) “BDO CANADA LLP”

Vancouver, British Columbia
February 11, 2011

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CERTIFICATE OF THE COMPANY

Dated:  February 11, 2011

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the Provinces of Canada, except Québec.

(Signed) Maurice Tagami	(Signed) Tony Ricci
President and	Chief Financial Officer
Chief Executive Officer

On Behalf of the Board of Directors

(Signed) Shawn Wallace	(Signed) Dan McCoy
Director	Director

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CERTIFICATE OF THE UNDERWRITERS

Dated:  February 11, 2011

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the Provinces of Canada, except Québec.

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